



File Number 5996-558-1

STATE OF ILLINOIS

OFFICE OF THE SECRETARY OF STATE

To all to whom these Presents Shall Come, Greeting:

I, Alexi Giannoulias, Secretary of State of the State of Illinois, do hereby certify that I am the keeper of the records of the Department of Business Services. I certify that

ATTACHED HERETO IS A TRUE AND CORRECT COPY, CONSISTING OF 6 PAGE(S), AS TAKEN FROM THE ORIGINAL ON FILE IN THIS OFFICE FOR H.C. ANDERSON ROOFING COMPANY, INC..

In Testimony Whereof, *I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, this* 29TH *day of* JULY *A.D.* 2025 .

SEAL OF THE STATE OF ILLINOIS AUG. 26TH 1818

Authentication #: 2521001233 verifiable until 07/29/2026.

Authenticate at: https://www.ilsos.gov

SECRETARY OF STATE

1743.0421

File Number 5996-558-1

State of Illinois
Office of
The Secretary of State

Whereas, ARTICLES OF INCORPORATION OF
H.C. ANDERSON ROOFING COMPANY, INC.
INCORPORATED UNDER THE LAWS OF THE STATE OF ILLINOIS HAVE BEEN FILED IN THE OFFICE OF THE SECRETARY OF STATE AS PROVIDED BY THE BUSINESS CORPORATION ACT OF ILLINOIS, IN FORCE JULY 1, A.D. 1984.

Now Therefore, I, George H. Ryan, Secretary of State of the State of Illinois, by virtue of the powers vested in me by law, do hereby issue this certificate and attach hereto a copy of the Application of the aforesaid corporation.

In Testimony Whereof, I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, at the City of Springfield, this 26TH day of MAY A.D. 19 98 and of the Independence of the United States the two hundred and 22ND .

SEAL OF THE STATE OF ILLINOIS AUG. 26TH 1818

George H Ryan

Secretary of State

C-212.2

Form · **BCA-2.10** | **ARTICLES OF INCORPORATION**

(Rev. Jan. 1995)

George H. Ryan
Secretary of State
Department of Business Services
Springfield, IL 62756
http://www.sos.state.il.us

Payment must be made by certified check, cashier's check, Illinois attorney's check, Illinois C.P.A's check or money order, payable to "Secretary of State."

This space for use by Secretary of State

FILED

MAY 26 1998

GEORGE H. RYAN
SECRETARY OF STATE

This space for use by
Secretary of State

Date 5-26-98
Franchise Tax $ 25.00
Filing Fee $ 75.00
                    100.00
Approved: 68

PAID
MAY 26 1998

1. CORPORATE NAME: __H.C. Anderson Roofing Company, Inc.__

(The corporate name must contain the word "corporation", "company," "incorporated," "limited" or an abbreviation thereof.)

2. Initial Registered Agent: __Henry__   __Curtis__   __Anderson__
                                    First Name   *Middle Initial*   *Last name*

    Initial Registered Office: __12388 Old River Road__
                                    Number   *Street*   *Suite #*
                                __Rockton__   IL   __61072__   __Winnebago__
                                    City   *Zip Code*   *County*

3. Purpose or purposes for which the corporation is organized:
    (If not sufficient space to cover this point, add one or more sheets of this size.)   Roofing:
    Commercial and Industrial Buildings.



4. Paragraph 1: Authorized Shares, Issued Shares and Consideration Received:

Class	Par Value per Share	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
Common	$ N/A	10,000	1,000	$ 500.00

TOTAL = $ 500.00

Paragraph 2: The preferences, qualifications, limitations, restrictions and special or relative rights in respect of the shares of each class are:
(If not sufficient space to cover this point, add one or more sheets of this size.)

5996-558-1

(over)

5. *OPTIONAL:* (a) Number of directors constituting the initial board of directors of the corporation:_____ .

(b) Names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualify:

Name	Residential Address	City, State, ZIP

6. *OPTIONAL:* (a) It is estimated that the value of all property to be owned by the corporation for the following year wherever located will be: $_____

(b) It is estimated that the value of the property to be located within the State of Illinois during the following year will be: $_____

(c) It is estimated that the gross amount of business that will be transacted by the corporation during the following year will be: $_____

(d) It is estimated that the gross amount of business that will be transacted from places of business in the State of Illinois during the following year will be: $_____

7. *OPTIONAL:* *OTHER PROVISIONS*

Attach a separate sheet of this size for any other provision to be included in the Articles of Incorporation, e.g., authorizing preemptive rights, denying cumulative voting, regulating internal affairs, voting majority requirements, fixing a duration other than perpetual, etc.

8.   **NAME(S) & ADDRESS(ES) OF INCORPORATOR(S)**

The undersigned incorporator(s) hereby declare(s), under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

Dated _____ May 13 _____ , 19 98 .

Signature and Name	Address
1. *Henry C. Anderson* (Signature)	1. 12388 Old River Road (Street)
Henry Curtis Anderson (Type or Print Name)	Rockton, IL. 61072 (City/Town, State, Zip Code)
2. (Signature)	2. (Street)
(Type or Print Name)	(City/Town, State, Zip Code)
3. (Signature)	3. (Street)
(Type or Print Name)	(City/Town, State, Zip Code)

(Signatures must be in **BLACK INK** on original document. Carbon copy, photocopy or rubber stamp signatures may only be used on conformed copies.)

NOTE: If a corporation acts as incorporator, the name of the corporation and the state of incorporation shall be shown and the execution shall be by its president or vice president and verified by him, and attested by its secretary or assistant secretary.

FEE SCHEDULE

- The initial franchise tax is assessed at the rate of 15/100 of 1 percent ($1.50 per $1,000) on the paid-in capital represented in this state, with a minimum of $25.
- The filing fee is $75.
- The minimum total due (franchise tax + filing fee) is $100.
  (Applies when the Consideration to be Received as set forth in Item 4 does not exceed $16,667)
- The Department of Business Services in Springfield will provide assistance in calculating the total fees if necessary.
  Illinois Secretary of State   Springfield, IL 62756
  Department of Business Services   Telephone (217) 782-9522 or 782-9523

C-162.19

FORM **BCA 10.30** (rev. Dec. 2003)
ARTICLES OF AMENDMENT
Business Corporation Act

Secretary of State
Department of Business Services
501 S. Second St., Rm. 350
Springfield, IL 62756
217-782-1832
www.ilsos.gov

Remit payment in the form of a check or money order payable to Secretary of State.

FILED
JUL 24 2025
ALEXI GIANNOULIAS
SECRETARY OF STATE

File # 59965581 **Filing Fee: $50** Approved: [signature]

Submit in duplicate —— **Type or Print clearly in black ink** —— **Do not write above this line**

1. Corporate Name (**See Note 1 on page 4.**): H.C Anderson Roofing Company, Inc

2. Manner of Adoption of Amendment:
The following amendment to the Articles of Incorporation was adopted on July 24th (Month Day), 2025 (Year) in the manner indicated below:

Mark an "X" in one box only.

- ☐ By a majority of the incorporators, provided no directors were named in the Articles of Incorporation and no directors have been elected. (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10.10, the Corporation having issued no shares as of the time of adoption of this amendment. (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10.15, shares having been issued but shareholder action not being required for the adoption of the amendment. (**See Note 3 on page 4.**)
- ☒ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. At a meeting of shareholders, not less than the minimum number of votes required by statute and by the Articles of Incorporation were voted in favor of the amendment. (**See Note 4 on page 4.**)
- ☐ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the Articles of Incorporation. Shareholders who have not consented in writing have been given notice in accordance with Section 7.10. (**See Notes 4 and 5 on page 4.**)
- ☐ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by all the shareholders entitled to vote on this amendment. (**See Note 5 on page 4.**)

3. Text of Amendment:
   a. When amendment effects a name change, insert the New Corporate Name below. Use page 2 for all other amendments.
   Article I: Name of the Corporation: ______________________ (New Name)

(All changes other than name include on page 2.)

Printed by authority of the State of Illinois. January 2015 - 1 - C 173.15

Text of Amendment

b. If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety. For more space, attach additional sheets of this size.

ARTICLE FOUR of the Articles of Incorporation is deleted in its entirety and the following is substituted in lieu

"ARTICLE FOUR
Thereof paragraph 1 The aggregate number of shares which the corporation is authorized to issue is 2,000.000 divided into voting and non-voting shares The designation of each class, the number of shares of each class, and the par value, if any, of the shares of each class, or a statement that the shares of any class

are without par value is as follows

Class	Series	Number of authorized shares	Par Value per Share or statement that Shares are without Par Value
Common		1,000,000	Without par value
Common non-voting		1,000,000	Without par value

The preferences, qualifications, limitations, restrictions and the special or relative nghts in respect of the shares are The preferences, qualifications, limitations, restrictions and the special or relative nights in respect of the Commen Voting Shares and Common Non-Voting Shares shall be identical except as follows

The entire voting power shall be vested in the Common Voting Shareholders and each Common Voting Share shall be entitled to one vote The Common Non-Voting Shares shall not be entitled to any vote except as may be required by law

4. The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows (If not applicable, insert "No change"):

5 a. The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital is as follows (If not applicable, insert "No change"):
   (Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts.)

   b. The amount of paid-in capital as changed by this amendment is as follows (if not applicable, insert "No change"):
   (Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts.)
   (See Note 6 on page 4.)

	Before Amendment	After Amendment
Paid-in Capital:	$	$

Complete either Item 6 or Item 7 below. All signatures must be in BLACK INK.

6. The undersigned Corporation has caused this statement to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true and correct.

Dated ___July 24th._____ , ___2025___   H.C Anderson roofing company, inc
                Month & Day   Year   _____
                                                              Exact Name of Corporation
_____
        Any Authorized Officer's Signature
President
_____
        Name and Title (type or print)

7. If amendment is authorized pursuant to Section 10.10 by the incorporators, the incorporators must sign below, and type or print name and title.

OR

If amendment is authorized by the directors pursuant to Section 10.10 and there are no officers, a majority of the directors, or such directors as may be designated by the board, must sign below, and type or print name and title.

The undersigned affirms, under penalties of perjury, that the facts stated herein are true and correct.

Dated _____ , _____
             Month & Day   Year
Brandon Schlichter, president